Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

August 31, 2007

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc.

File No. 811-04087

Dear Ladies and Gentlemen:

The Manning & Napier Fund, Inc. (the “Fund”) is filing herewith pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement, and proxy card (collectively, the “Preliminary Proxy Materials”) for the Special Meeting of Shareholders of the Fund scheduled to be held on November 12, 2007 (the “Special Meeting”).

The Special Meeting is being called for the purpose of (i) electing members of the Fund’s Board of Directors; (ii) approving a new investment advisory contract between the Fund and Manning & Napier Advisors, Inc.; and (iii) approving the elimination, reclassification or amending of certain fundamental policies and restrictions of the Fund’s portfolios. The Fund intends to mail definitive proxy materials to shareholders on or about September 21, 2007.

Should you have any questions regarding the above please contact the undersigned at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary